

A **powerful** combination

AngloGold & Ashanti Goldfields

A transaction which brings together the financial and technical resources of AngloGold with the reserve base and growth potential of Ashanti creating a combination strategically placed for sustained value growth.





Certain forward-looking statements



Certain statements in this presentation are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, those statements concerning (i) timing, fulfillment of conditions and completion of the proposed transaction, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the proposed transaction. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of important terms of the proposed transaction and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the U.S. Securities and Exchange Commission (the "SEC") including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the proposed transaction that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Neither AngloGold nor Ashanti nor the combined group undertakes any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this presentation, whether as a result of new information, future events or otherwise.

Shareholders are reminded that there can be no assurance that the Merger will be implemented. Consequently holders of AngloGold and Ashanti securities are advised to exercise caution when dealing in relevant securities until a further announcement is made.

A **powerful** combination

Summary



The Transaction
- AngloGold to merge with Ashanti by way of a scheme of arrangement
- Combined group to be called AngloGold Ashanti and will trade as Ashanti AngloGold in Ghana

The Terms
- 0.26 AngloGold shares for every Ashanti share
- US$8.36 per Ashanti share (as at close 1 August) [1]
- US$7.96 per Ashanti share (as at close 15 May) [2]
- 12% premium for Ashanti shareholders on 15 May [2]
- 34% premium based on 30 day average price prior to 15 May [3]

Anticipated Benefits
- Accretive to earnings per share from 2004 [4]
- A 31% increase in reserves and significant brownfields exploration potential
- A US$20/oz reduction in cash costs at Obuasi over the next 5 years
- US$15 million per annum in synergies [5]

Notes:
1. Based on AngloGold ADS/Ashanti GDS on NYSE as at close 1 August 2003, trading day prior to announcement made by AngloGold and Ashanti (source:Datastream)
2. Based on AngloGold ADS/Ashanti GDS on NYSE as at close 15 May 2003, day prior to the announcements made by AngloGold and Ashanti (source: Datastream)
3. Based on average closing prices of AngloGold ADS/Ashanti GDS on NYSE for 30 trading days up to and including 15 May 2003 (source: Datastream)
4. Accretive to headline earnings per share before unrealised non-hedge derivative adjustments for AngloGold shareholders, this should not be interpreted to mean that headline earnings per share before unrealised non-hedge derivative adjustments will be greater than those for any relevant preceding financial period
5. First full year after completion of the merger, before transaction expenses



A **powerful** combination



AngloGold & Ashanti

A powerful combination …



Growth
- Underground potential (Obuasi)
- Land positions
- Potential of improved operating performance



Synergies
- Consolidation of Geita ownership
- Financing, administrative costs
- Technical expertise



Scale [1]
- #1 in reserves
- Leading gold producer
- US$1 billion EBITDA [2]



Operating strength
- Competitive cash costs
- Long-life assets
- Well diversified asset base



Investment appeal
- c. US$8.3 billion market capitalisation [3]
- Enhanced share trading liquidity
- c. 2/3 trading in North America [4]



Notes:
1   Based on public filings
2   Pro forma earnings before interest, tax, depreciation and amortisation ("EBITDA") calculated in accordance with International Financial Reporting Standards for the 2002 financial year
3   Pro forma market capitalisation as at close 1 August 2003, the trading day prior to announcement calculated using the AngloGold ADS price (US$32.15) (source: Datastream); the implied offer value per Ashanti GDS (US$8.36) and current issued share capital for AngloGold and Ashanti
4   Based on share trading volumes for the twelve months up to and including 1 August 2003 (source: Datastream)



A **powerful** combination



Ashanti



	Tonnes (million)	Grade (g/t)	Reserves (Moz)	Production (oz)	Costs (US$/oz)
Obuasi	60.8	6.1	11.9	537,219	207
Geita (50%)	35.2	4.2	4.7	289,522	172
Iduapriem (80%)/ Teberebie (90%)	39.2	1.7	2.1	157,419	241
Siguiri (85%)	47.1	1.2	1.8	228,898	241
Bibiani	11.4	2.3	0.8	242,432	189
Freda-Rebecca	4.8	2.5	0.4	98,255	214
Youga (45%)	2.2	3.3	0.2	-	-
TOTAL	**200.7**	**3.4**	**22.0**	**1,553,745**	**207**

Attributable proven and probable reserves (Moz) (y-axis of bar chart, 0 to 25)

Source: Public filings as at 31 December 2002
Note: Data presented on an attributable basis – costs represent cash costs including royalties



A **powerful** combination



Growth potential: Obuasi Deeps



- Obuasi orebody extends at depth below the deepest level of current workings (1,500m depth)

- High grade extensions of orebody projected below 50 level and indicated by exploration intersections down to 66 level (2,000m depth)

- Orebody is extrapolated to extend to a depth of 3,000m

- Higher grade of ore below 50 level compared to that mined currently and in the current plan for the remaining life of mine allows potential for increased gold production and/or to transform operation to a low tonnage-high grade gold producer

- US$44 million[1] of exploration expenditure over the next five years

- Dedicated project team to undertake feasibility study

- Conceptual plans for optimal development under review

- Total potential capital expenditure anticipated to be US$570[1] million in real terms for the Obuasi Deeps development

- Life of Obuasi potentially extended to 2040 or beyond

Note:
1   AngloGold management forecasts. US$44 million of exploration expenditure is included in the anticipated US$570 million of capital expenditure

A **powerful** combination

ASHANTI
GOLDFIELDS
COMPANY LIMITED

AngloGold & Ashanti: Global presence

Global presence, focused in some of the most prospective regions in the world...



LEGEND
- ⭐ AngloGold operations (as at 31 December 2002)
- 🟢 Ashanti operations (as at 31 December 2002)

A **powerful** combination

AngloGold & Ashanti: African champion

Unparalleled operational and exploration activities throughout Africa...



LEGEND
- ⭐ AngloGold operations (as at 31 December 2002)
- 🔺 AngloGold exploration projects
- ⚫ Ashanti operations (as at 31 December 2002)
- 🟢 Ashanti exploration projects
- 🟧 Gold belt

Yatela
Sadiola
GUINEA
Siguiri
Morila
IVORY COAST
MALI
GHANA

Obuasi
Iduapriem / Teberebie
Bibiani

D R CONGO
TANZANIA
Geita

Navachab
ZIMBABWE
Freda-Rebecca

VAAL RIVER
Tau Lekoa
Kopanang
Great Noligwa
Moab Khotsong
SOUTH AFRICA

ERGO
WEST WITS
TauTona
Savuka
Mponeng

A **powerful** combination

Growth potential: Greenfields/Brownfields

Global growth prospects



A **powerful** combination

Synergy benefits

Total annual synergies of US$15 million per annum expected … [1]

- Consolidation of Geita ownership

- Reduced financing costs

- Reduction of administrative and procurement costs

- Technical capabilities including potential to reduce expenditure for outsourced functions

Note:
1   From first full year after completion of the merger, before transaction expenses



A **powerful** combination



Scale: #1 in reserves

The world's largest reserve base …



Attributable proven and probable gold reserves (Moz)

Source: Public filings as at 31 December 2002
Note:
1   AngloGold reserves adjusted for sale of Amapari and Jerritt Canyon
2   Adjusted for sale of interest in TVX Newmont Americas and Echo Bay
3   As at 30 June 2003

… 31% increase relative to AngloGold's existing reserve base

A **powerful** combination

Scale: Production

Leading production …



2002 pro forma attributable gold production (Moz)

Newmont[1]: 7.3

AngloGold & Ashanti[2]: 5.7 + 1.6 = 7.3

Barrick: 5.7

Gold Fields[3]: 4.5

Placer Dome: 2.8

Source: Public filings as at 31 December 2002
Notes:
1   Gold sales, with estimated adjustments to exclude equity interests in TVX Newmont Americas and Echo Bay
2   AngloGold production adjusted for the sale of Jerritt Canyon
3   Adjusted to 31 December 2002 year end

… 27% increase relative to AngloGold's existing production

A **powerful** combination

anglogold

ASHANTI GOLDFIELDS COMPANY LIMITED

Operating strength: Quality assets

Substantial long-life asset base …

Mines with 15+ year life of mine plans

	Country	'02 Production ('000 oz)	'02 Cash costs[4] ($/oz)
Geita	Tanzania	579	175
Mponeng	South Africa	466	178
Morro Velho	Brazil	205	131
Obuasi	Ghana	537	207
Boddington expansion project [1]	Australia	225 [3]	147 [3]
Moab Khotsong [2]	South Africa	360 [3]	129 [3]

- Total AngloGold & Ashanti pro forma cash costs[4] estimated to be US$220 per ounce for six months to 30 June 2003[5]

Source: AngloGold and Ashanti 2002 annual reports
Notes:
1   Due to commence construction following agreement of JV partners
2   Due to commence production in 2003
3   Estimated average annual attributable production and average annual cash cost
4   Inclusive of royalties on an attributable basis
5   In 2003 AngloGold has been adversely effected by the weaker US dollar

… with competitive cash costs



A **powerful** combination



Operating strength: Diversification

A well diversified portfolio

Attributable reserves – pro forma geographic distribution



- South America 5%
- East & West Africa 33%
- Australia 7%
- North America 5%
- South Africa 50%

Source: Public filings as at 31 December 2002

A **powerful** combination

Investment appeal: Size

Re-enforcing AngloGold's leading market position …

Company	Market capitalisation (US$m)
Newmont	14,452
Barrick	9,257
AngloGold/Ashanti[1]	7,163 + 1,089 = 8,252
Gold Fields	5,588
Placer Dome	5,014
Harmony[2]	2,355
Buenaventura	2,299
Goldcorp	2,180
Kinross	2,029
Newcrest	1,896
Meridian	1,254
Lihir	992
ARMgold[2]	823
Avgold	773

Market capitalisation (US$m)

Source: Datastream (as at close 1 August 2003, the trading day prior to announcement)
Notes:
1   Pro forma market capitalisation as at close 1 August 2003, the trading day prior to announcement calculated using the AngloGold ADS price (US$32.15) (source: Datastream); the implied offer value per Ashanti GDS (US$8.36) and current issued share capital for AngloGold and Ashanti
2   Merger of Harmony and ARMgold pending, separate market capitalisation data shown



A **powerful** combination



Investment appeal: Share liquidity

…with liquidity on a par with the North American majors

Last twelve months average daily shares traded relative to free float



Source: Datastream (twelve months up to and including 1 August 2003, the trading day prior to announcement), pro forma adjustment for free float to AngloGold data only, illustrating average daily shares traded relative to current shares in issue excluding shares held by Anglo American plc

A **powerful** combination

Investment appeal: Liquidity

… trading largely driven by North America

AngloGold & Ashanti share trading – pro forma geographic distribution



South Africa
27%

Europe
2%

US
71%

Source: Datastream
Notes:
1   Based on share trading volumes over the twelve months up to and including 1 August 2003, the trading day prior to announcement
2   AngloGold share trading volume does not include Australian Stock Exchange listing
3   Only includes Ashanti share trading volumes on NYSE



A **powerful** combination



Investment appeal: Dividends



… continuing to pass strong cash flow to shareholders

Dividend yield (%)

Company	Dividend yield (%)
Newmont	0.5
Placer Dome	0.8
Barrick	1.3
Gold Fields	3.3
AngloGold	4.5

Source: Datastream (as at close 1 August 2003, the trading day prior to announcement) based on US$ share prices and dividends

A **powerful** combination

Hedging

Actively managed hedging position

Pro forma June 2003 hedge position

	2002 Production ('000 oz)	Hedge Delta (Moz)	Hedge marked-to-market (US$m)
AngloGold	5,939	8.7	(179.3)
Ashanti	1,626	6.0	(147.6)
Combined	**7,565**	**14.7**	**(326.9)**

- Combined hedge within AngloGold policy, percentage hedged of five years production moves from 29% to 39%, only a small position beyond the ten year limit
- Continue reducing combined hedge book by delivering into the book
- Combined scheduled maturities – 1.2 million ounces in 2003
- Continue to actively manage the hedge book
- Ashanti marked-to-market loss absorbed in fair value adjustments

A **powerful** combination

Debt

Combined company gearing at comfortable levels

Pro forma debt position for the combined group:

- Total Debt of US$1,183 million (at 30 June 2003) [1]

- Net Debt of US$832 million (at 30 June 2003) [1]

- Net Debt to Total Capital Employed of 17.6% (at 30 June 2003) [1]

- Net Debt to EBITDA of 0.76 times (2002) [1,2]

- EBITDA to Net Interest of 36 times (2002) [1,2]

- Likely restructuring of debt to effect planned savings

Notes:
1   Pro forma estimates based on 30 June 2003 and 31 December 2002 figures, net debt includes estimated adjustments for cash cancellation of outstanding options and proceeds from the exercise of the remaining Ashanti warrants
2   EBITDA calculated in accordance with International Financial Reporting Standards



A **powerful** combination



AngloGold & Ashanti



A compelling transaction … for Ashanti shareholders

- Significant premium
  - US$8.36 per share [1]
  - 34% premium based on 30 day average price to 15 May [2]

- Enhanced operating profile
  - significantly larger reserve base
  - lower cash costs
  - well diversified asset portfolio

- Increased financial strength
  - removes existing capital constraints to future development
  - high dividend yield

- Much improved share trading liquidity

- Sharing in upside potential
  - synergies
  - growth through greenfields/brownfields development

Notes:
1   Based on AngloGold ADS/Ashanti GDS on NYSE as at close 1 August 2003, the trading day prior to announcement (source: Datastream)
2   Based on average closing prices of AngloGold ADS/Ashanti GDS on NYSE for 30 trading days up to and including 15 May 2003 (source: Datastream)



A **powerful** combination



AngloGold & Ashanti

A compelling transaction … for AngloGold shareholders

- Enhances AngloGold's strategic position
    - Reserves: 31% increase [1]
    - Production: 27% increase [1]
    - Market capitalisation: 15% increase to US$8.3 billion [2]
    - Cash costs: US$220 per ounce at 30 June 2003 on a pro forma basis [3]
    - Life: Two key long-life assets, Obuasi and outstanding interest in Geita
    - Risk diversification: Production outside South Africa increased by over 65% [1]
- Financially attractive
    - accretive to earnings per share [4]
- Good cultural fit
- Improved share trading liquidity
- Sharing in upside potential
    - synergies
    - greenfields/brownfields development

Notes:
1. Based on information from AngloGold Form 20-F for the year ended 31 December 2002 (adjusted Amapari/Jerritt Canyon) and Ashanti's 2002 annual report
2. Pro forma market capitalisation as at close 1 August 2003, the trading day prior to announcement calculated using the AngloGold ADS price (US$32.15) (source: Datastream); the implied offer value per Ashanti GDS (US$8.36) and current issued share capital for AngloGold and Ashanti
3. Based on information from AngloGold and Ashanti second quarter results
4. Accretive to headline earnings per share before unrealised non-hedge derivative adjustments for AngloGold shareholders, this should not be interpreted to mean that headline earnings per share before unrealised non-hedge derivative adjustments will be greater than those for any relevant preceding financial period



A **powerful** combination



AngloGold & Ashanti



A powerful combination …

Growth
- Underground potential (Obuasi)
- Land positions
- Potential of improved operating performance



Synergies
- Consolidation of Geita ownership
- Financing, administrative costs
- Technical expertise



Scale [1]
- #1 in reserves
- Leading gold producer
- US$1 billion EBITDA [2]



Operating strength
- Competitive cash costs
- Long-life assets
- Well diversified asset base



Investment appeal
- c. US$8.3 billion market capitalisation [3]
- Enhanced share trading liquidity
- c. 2/3 trading in North America [4]



Notes:
1. Based on public filings
2. Pro forma 2002 earnings before interest, tax, depreciation and amortisation ("EBITDA") calculated in accordance with International Financial Reporting Standards
3. Pro forma market capitalisation as at close 1 August 2003, the trading day prior to announcement calculated using the AngloGold ADS price (US$32.15) (source: Datastream); the implied offer value per Ashanti GDS (US$8.36) and current issued share capital for AngloGold and Ashanti
4. Based on share trading volumes for the twelve months up to and including 1 August 2003 the trading day prior to announcement (source: Datastream)



A **powerful** combination



Supplementary materials

APPENDIX

Company summary

Fact sheet

	AngloGold Stand-alone	Ashanti Stand-alone
Ordinary shares outstanding (m)	222.8	130.3
Share price (US$) [1]	32.15	8.36[2]
Exchange ratio		0.26
Market capitalisation (US$m)	7,163	1,089[2]
2002 Reserves (Moz)	71.2	22.0
Contribution to combined group (%)	*76*	*24*
2002 production ('000 oz) (attributable)	5,702	1,554
Contribution to combined group (%)	*79*	*21*
(US$m)		
Debt	891	292
Cash	311	48
Net debt	580	244
Shareholders' equity	1,622	478
Shareholding in combined group (%)	87	13

Source: 2003 Second quarter report, except where stated. Financial information for AngloGold is presented in accordance with International Financial Reporting Standards and financial information for Ashanti is presented in accordance with UK GAAP

Notes:
1   As at close 1 August 2003, the trading day prior to announcement for AngloGold (Source: Datastream) and the effective share price implied by the offer for Ashanti
2   Implied offer value



A **powerful** combination



Asset base



Mine	% ownership	2002 Attributable production ('000 oz)	2002 Total cash costs (US$ / oz)	2002 Attributable reserves (Moz)[1]
South African				
Great Noligwa	100	880	124	6.9
Kopanang	100	511	165	6.0
Tau Lekoa	100	311	192	3.9
Surface operations—Vaal River	100	99	137	2.4
Ergo	100	264	184	0.8
Mponeng	100	466	178	9.5
Savuka	100	236	245	2.7
TauTona	100	643	132	6.3
Moab Khotsong	100	–	–	9.0
Surface operations—West Wits	100	2	46	0.0
East & West Africa				
Geita	100	580	175	9.4
Morila	40	421	74	1.7
Navachab	100	85	147	0.6
Sadiola	38	182	163	1.2
Yatela	40	107	175	0.5

Source: AngloGold and Ashanti public filings as at 31 December 2002
Note:
1   Proven and probable reserves

A **powerful** combination

Asset base (continued)



Mine	% ownership	2002 Attributable production ('000 oz)	2002 Total cash costs (US$ / oz)	2002 Attributable reserves (Moz)[1]
East & West Africa (continued)				
Iduapriem / Teberebie	80 / 90	157	241	2.1
Bibiani	100	242	189	0.8
Siguiri	85	229	241	1.8
Obuasi	100	537	207	11.9
Freda-Rebecca	100	98	214	0.4
Youga	45	–	–	0.2
North America				
Cripple Creek & Victor	100	225	187	4.3
South America				
Cerro Vanguardia	92.5	179	104	2.2
Morro Velho	100	205	131	1.7
Serra Grande	50	94	100	0.5

Source: AngloGold and Ashanti public filings as at 31 December 2002
Note:
1   Proven and probable reserves

A **powerful** combination

Asset base (continued)



Mine	% ownership	2002 Attributable production ('000 oz)	2002 Total cash costs (US$ / oz)	2002 Attributable reserves (Moz)[1]
Australia				
Boddington	33.33	2	–	3.6
Sunrise Dam	100	382	177	2.6
Union Reefs	100	118	224	0.1
Totals		**7,256**	**168**	**93.2**

Source: AngloGold public filings as at 31 December 2002
Note:
1   Proven and probable reserves

anglogold

A **powerful** combination

ASHANTI GOLDFIELDS COMPANY LIMITED